Reservoir Media, Inc.

75 Varick Street, 9th Floor

New York, New York 10013

August 5, 2022

VIA  EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Janice Adeloye
Brian Fetterolf
Division of Corporation Finance Office of Trade & Services

Re:	Reservoir Media, Inc.
Registration Statement on Form S-3
Filed July 28, 2022
File No. 333-266370

Ladies and Gentlemen:

On behalf of our client, Reservoir Media, Inc., a Delaware corporation, we hereby request that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to August 9, 2022 at 4:00 p.m. New York City time or as soon thereafter as may be practicable.

If you have any questions regarding the foregoing, please contact me at 212-373-3124.

Very truly yours,

/s/ David S. Huntington
David S. Huntington

cc:	Paul Weiss, Rifkind, Wharton & Garrison LLP

David S. Huntington

Reservoir Media, Inc.

Jim Heindlmeyer